Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2005	2006	2007	2008	2009
Fixed charges
Interest expense	$17,729	$20,082	$21,378	$21,808	$25,416
Earnings
Income before income taxes	3,246	2,802	(195)	243	(4,484)
Add: Interest expense	17,729	20,082	21,378	21,808	25,416
Total earnings	20,975	22,884	21,183	22,051	20,932
Ratio of earnings to fixed charges	1.2	1.1	1.0	1.0	0.8